1906 Towne Center Blvd, Suite 275

Annapolis, Maryland 21401

410-533-4855

August 21, 2023

Division of Corporation Finance

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attn:	Robert Arzonetti

Christian Windsor

RE:	CWS Investments, Inc.
Amended Post Offering Statement No. 4
File No. 024-11857

To the Division of Corporation Finance:

Please find the enclosed Post-qualification Amendment No. 4 (the “POS”) on behalf of CWS Investments, Inc. This POS incorporates and addresses the issues raised in the SEC’s August 17, 2023 letter. I hereby request that the SEC review this POS for qualification as soon as practicable.

Very respectfully,

/s/ Brian T. Gallagher
Brian T. Gallagher, Esq.
Counsel for CWS Investment, Inc.

Phone: 410.533.4855	www.briantgallagherlaw.com	gallagher@briantgallagherlaw.com